October 26, 2018

Chandler Bigelow
Executive Vice President and Chief Financial Officer
Tribune Media Company
515 North State Street
Chicago, IL 60654

       Re: Tribune Media Company
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-08572

Dear Mr. Bigelow:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications